Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the nine months ended September 30, 2022 and 2021

(Stated in United States dollars)

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TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the nine months ended September 30, 2022 and 2021

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective November 29, 2022.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the nine months ended September 30, 2022 and 2021, and the audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

Additional information related to the Company is available on its website at www.trillionenergy.com. Our prior Annual Reports on Form 20-F, Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”), pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), can be accessed free of charge by linking directly from our website under the “Investor Relations - SEC Filings” caption to the SEC’s Edgar Database, as well as on the Canadian Securities Administrator’s website at www.sedar.com.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

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In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkey. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., coinciding with the redomicile of the Company from Delaware to British Columbia, a move which was approved by shareholders in November 2021. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was recently added the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z62.

On or about January 21, 2022, the Company redomiciled from Delaware, United States to British Columbia, Canada by way of an amalgamation transaction with the Company’s British Columbian subsidiary (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders have received one common share of Trillion Energy Inc. The Company continued to operate under the name of Trillion Energy International Inc. after the Repatriation Transaction.

As a result of the Repatriation Transaction, the Company met the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Developments of the Business

Trillion Energy International Inc. an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a 17 well development drilling program “the SASB Development Program”. In addition, it produces oil from the Cendere field, a long-term low decline oil field. It also has an exploration license in Bulgaria which is currently inactive, but to which it intends to explore for coal bed methane generated natural gas in the future.

During 2022, the Company raised gross proceeds of $41 million from two brokered financings, which the Company believes will allow it to become self sustaining such that the cashflow generated from investing earmarked for the SASB Development Program, same will allow it to continue and complete the SASB Development Program, without any further significant equity dilution.

During September 2022, the Company commenced the SASB Development Program drilling its first well, Akcakoca South, with was completed and tested during October 2022 and which flow tested at 7-8 million cubic feet per day (mmcf/d)(gross 100% interest) and which was then put on production. During November 2022 the Company recompleted the Akcakoca-3 Well which was then tested at 7 mmcf/d (gross 100% interest). The Company is currently drilling the Guluc and West Akcakcoa wells, the first of which will be completed in January 2023. Each of the new wells are expected to take an average of 45 days to drill and for reentries, an average of 15 days per well. The wells are being drilled or recompleted using the Uranus jack up drilling rig under contract from a rig provider located in Romania.

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Turkey

The Company primarily operates in Turkey, where it owns two key assets; an interest in the producing Cendere oil field (“Cendere”) and a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”). Cendere is a mature long-term low decline oil field. The second asset is the SASB natural gas field, a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At September 30, 2022, the gross oil production rate for the producing wells in Cendere was 707 bbls/day (barrels per day); the average daily 2022 Q3 gross production rate for the field was 681 bbls/day. At the end of September 2022, oil was sold at a price of approximately US$94 per barrel (“bbl”). At September 30, 2022, the Cendere field was producing 108 barrels of oil per day net to the us; and averaged 101 barrels per day during 2022 Q3 net to the Company. On October 13, 2022, the joint production lease the Company holds in the region was extended to July 6, 2031.

SASB

The Company’s interest in SASB is 49%. SASB has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the North West coast of Turkey in the Black Sea. Total gross production to date from the four fields is approximately 42.5 billion cubic feet (“Bcf”).

The Company commenced the SASB Development Program during September 2022, at which time the Uranus Rig arrived from Romania by ship onto the licence block. The drilling rig was then situated at the Akcakoca platform upon which it drilled South Akcakoca, Akcakoca-3 and is now drilling Akcakoca West and Guluc wells. The initial program involves seven wells (two workovers and five new directional wells) all which will be put on production during the program upon successful completion, thus generating revenue for us. The second part of the SASB Development Program involves up to an additional 10 wells (including recompletions, sidetracks and new wells), which in part will be identified based on the results of the first wells and further G&G work that is presently ongoing. The SASB Development Program will substantially boost production for the near future. Wells are expected to produce additional gas for between three and ten years each based on the SASB Development Program.

As at November 20, 2022 the gross gas production rate for SASB was 39 MMcfd, representing production from the Akcakoca South and Akcakoca-3 wells. The average daily 2022 gross production rate for the field was 2.4 MMcfd. Gas production rates have increased significantly between September and November due to the first two operations of the SASB Development Program being completed.

Earlier this year to secure the drilling rig the Company entered into a drilling contract (the “Contract”) with GSP Offshore SRL (“GSP”) to secure the Uranus jack-up drilling rig for the SASB Development Program. The Contract anticipates drilling a minimum of five new wells and two recompletions (the “Initial Program”) and contains provides for an extension based on the Company’s plans to drill additional wells. The rig rate is USD $95,000/day. The duration of the Initial Program is expected to be 9 months with one new well being put into production every 15-45 days and the subsequent up to 10 wells adding an additional year of drilling time continuing into 2024.

It is the Company’s plan to drill the wells more or less continuously to reduce mobilization costs and take advantage of high gas prices, by bringing one new well into production every 45 days starting September 2022 and then throughout the duration of 2023 into 2024, thereby significantly ramping up the Company’s production during that time frame.

Currently natural gas is being sold at about $30/MMCF domestically in Turkey. The average monthly natural gas sale price year to date for 2022 was approximately US$18 per Mcf. The gas price has been approximately US$31 per Mcf for the months September, October and November, 2022.

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The Company also plans to explore potential opportunities around the SASB development license area, which is currently 12,385 hectares, by applying for a Technical Investigation Survey Permit for 200,000 hectares of surrounding area (“the Permit”). The Company is currently evaluating data to determine a proposed new exploration work program for such new Permits which will continue. Upon receiving the Permit, the Company planned to reprocess existing 3D and 2D seismic with new technology and gather additional data. Such new technology is expected to improve the resolution of the data and define new exploration targets around the SASB.

Bulgaria license

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area. The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to the approval of the Bulgarian regulatory authorities. The running time for the work program has not yet commenced for the work program, due certain environmental reports being required to be completed first. The project has been placed on hold by the Company given its focus on other near-term production opportunities.

Strategic Focus

Our focus currently is increasing oil and gas production during times of high oil and gas prices and in particular, our natural gas reserves at the SASB gas field in Turkey, which we expect will generate significant cash-flow and profits for the Company. Further development beyond the first seven wells is contingent upon reinvesting cashflow from earlier wells into new wells, and our plan is to further develop the fields as approvals and funds are on hand and as the rig schedule may allow.

Overall Performance

The Company focused its efforts for the nine months ended September 30, 2022 on raising funds through the completion of various private placements and the closing of a prospectus, raising gross proceeds of approximately $41.5M CAD (US$31M) and begin exploration in the SASB fields.

Revenues increased for the nine months ended September 30, 2022 compared to the nine month period ended September 30, 2021. The increase is primarily due to an increase in the price of oil and gas in the nine month period ending September 30, 2022 compared to the nine month period ending September 30, 2021. This is partially offset by a decrease in sales volume for the nine month period ending September 30, 2022 compared to the nine month period ending September 30, 2021. Revenues from the SASB Development Program will commence November 2022.

Net loss increased over the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the change in fair value of the derivative liabilities recognized in the two periods.

The Company’s cash flow for the nine months ended September 30, 2022 yielded a net increase of $10,607,050 primarily due to the cash raised from the closing of private placements and a prospectus during the period, but which was partially used to pay for upfront costs to the drilling program. During the nine months ended September 30, 2021, the Company yielded a net increase of cash for $1,262,856, primarily from proceeds received on the exercise of warrants, options, and loan proceeds received.

The Company’s total assets increased primarily as a result increases in cash from the closing of the various financings completed in the period, coupled with advance payments made for drilling work expected to be completed in the last quarter of 2022.

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The following table sets forth selected interim financial information for the Company for the three and nine month periods ended September 30, 2022 and 2021 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto for such periods.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in United States dollars. The condensed consolidated interim financial statements for the nine months ended September 30, 2022 are the first that the Company has prepared in accordance with IFRS (see Note 2 for details on First-Time Adoption of IFRS in the consolidated interim financial statements).

	For the nine months ended September 30
	2022 ($)	2021 ($)
Total revenue	3,589,368	2,837,024
Net loss attributable to the Company	(4,349,804)	(1,995,435)
Net loss per share (basic and diluted)	(0.01)	(0.01)

	For the three months ended September 30
	2022 ($)	2021 ($)
Total revenue	1,077,770	879,207
Net (loss)/income attributable to the Company	(2,464,875)	5,447,192
Net (loss)/income per share (basic and diluted)	(0.01)	0.04

	As at
	September 30, 2022	December 31, 2021
Total assets	31,258,254	6,521,629
Total current liabilities	1,958,853	1,489,747
Total non-current liabilities	8,595,413	9,493,112

Results of Operations

Three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021

The net loss for the three months ended September 30, 2022 increased by $7,912,067 compared to the net income for the three months ended September 30, 2021 with a net loss of $2,464,875 recognized during the three months ended September 30, 2022 as compared to a net income of $5,447,192 for the three months ended September 30, 2021.

The net loss for the nine months ended September 30, 2022 increased by $2,354,369 compared to the net loss for the nine months ended September 30, 2021 with $4,349,804 recognized during the nine months ended September 30, 2022 as compared to a net loss of $1,995,435 for the nine months ended September 30, 2021.

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Factors contributing to the net income/loss for the three and nine month period included the following:

Revenue

Revenues increased by $198,563 from $879,207 for the three months ended September 30, 2021 to $1,077,770 for the three months ended September 30, 2022. The increase is primarily due to an increase in the price of oil and gas in the quarter ended September 30, 2022 compared to the quarter ended September 30, 2021. This is partially offset by a decrease in sales volume for the quarter ended September 30, 2022 compared to the quarter ended September 30, 2021.

Revenues increased by $752,344 from $2,837,024 for the nine months ended September 30, 2021 to $3,589,368 for the nine months ended September 30, 2022. The increase is primarily due to an increase in the price of oil and gas in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This is partially offset by a decrease in sales volume for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Expenses

For the three months ended September 30, 2022, the Company incurred production expenses related to its Turkey operations of $647,464 (2021 - $774,249), depletion charges of $62,888 (2021 - $109,445), depreciation expense of $12,541 (2021 - $6,982) and asset retirement obligation accretion expense of $64,402 (2021 – $23,037). Production expenses decreased by $126,785 due to no natural gas production during the month of September 2022 on the SASB gas field due to the Company focusing on drilling operations on existing production platforms. Depletion decreased by $46,557 as a result of the decrease in production levels, while depreciation expenses increased due to the purchase of additional motor vehicles during the three months ended September 30, 2022. The change in accretion of asset retirement costs of $41,365 was recognized due to a change in estimate for the three months ended September 30, 2022 from the three months ended June 30, 2022 as a result of the increase in prime interest rates.

For the three months ended September 30, 2022, the Company had general and administrative expenses of $1,774,447, compared to $509,335 for the three months ended September 30, 2021. The increase is primarily due to an increase in salaries & wages of $486,364 primarily due to an increase in employees working the oil and gas operations and drilling programs in Turkey. There were also increases in advertising expenses of $56,561, professional fees of $155,155, and office expenses of $567,032, which are in line with the Company’s increased financing activities. $502,588 (2021 – $236,172) in expenses were from the North American head office and $1,271,859 (2021 - $273,163) for the Turkey office.

For the three months ended September 30, 2022, the Company had investor relations expenses of $151,474, compared to $70,721 for the three months ended September 30, 2021. The increase is primarily due to increased spending for exposure in various markets.

For the three months ended September 30, 2022, the Company recorded stock-based compensation of $1,410,291 compared to $Nil for the three months ended September 30, 2021. The increase is due to the grant of 2,560,000 stock options, and the accrual for the obligation to issue RSUs to various directors and officers of the Company pursuant to employment contracts and agreements between the parties.

For the nine months ended September 30, 2022, the Company incurred production expenses related to its Turkey operations of $2,004,869 (2021 - $2,008,383), depletion charges of $211,761 (2021 - $343,158), depreciation expense of $56,517 (2021 - $20,790) and asset retirement obligation accretion expense of $147,307 (2021 - $68,864). Production expenses for the nine months ended September 30, 2022 were consistent with the comparative period in 2021as increased production costs for the first eight months were offset by the halt on production in the month of September 2022 on the SASB gas field. Depletion decreased by $131,397 as a result of a decrease in production levels, while depreciation expenses increased due to the purchase of additional equipment during the nine months ended September 30, 2022. Accretion of asset retirement costs increased by $78,443 for the nine months ended September 30, 2022 primarily due to a change in the estimated risk free discount rate.

For the nine months ended September 30, 2022, the Company had general and administrative expenses of $4,108,997, compared to $1,540,138 for the nine months ended September 30, 2021. The increase is primarily due to an increase in salaries & wages of $1,295,998 primarily due to an increase in employees working the oil and gas operations and drilling programs in Turkey. Increases in advertising expenses of $353,143, professional fees of $327,796, and office expenses of $600,864 correspond with the Company’s increased financing activities and planned production ramp up. $2,182,892 (2021 – $839,158) in expenses were from the North American head office and $1,926,105 (2021 - $700,980) for the Turkey office.

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For the nine months ended September 30, 2022, the Company had investor relations expenses of $511,576, compared to $794,295 for the nine months ended September 30, 2021. The decrease is due to a one-time expense compensated through the issuance of shares during the nine months ended September 30, 2021 valued at approximately $560,000.

For the nine months ended September 30, 2022, the Company recorded stock based compensation of $1,495,012 compared to $161,291 for the nine months ended September 30, 2021. The increase is due to the grant of 2,560,000 stock options, and the accrual for the obligation to issue RSUs to various directors and officers of the Company pursuant to employment contracts and agreements between the parties..

Other Income (Expense)

For the three months ended September 30, 2022, the Company had other income of $580,862 compared to other income of $6,061,754 for the three months ended September 30, 2021. Other income for the three months ended September 30, 2022 consists mainly of the gain from the change in the fair value of the derivative liability of $66,797 (2021 – $6,205,914 and foreign exchange gain of $907,864 (2021 – loss of $12,340), offset by finance costs of $22,649 (2021 - $88,502), a loss on debt extinguishment of $105 (2021 – $13,718), and the provision for the settlement agreement of $379,919 (2021 - $Nil). For the three months ended September 30, 2022, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the period, the value of the derivative liability decreased as a result of the exercise of 2,000,000 of the underlying warrants, offset by the increase in the Company’s share price from $0.21 as at July 1, 2022 to $0.32 as at September 30, 2022.

For the nine months ended September 30, 2022, the Company had other income of $596,867 compared to other income of $104,460 for the nine months ended September 30, 2021. Other income for the nine months ended September 30, 2022 consists mainly of the loss from the change in the fair value of the derivative liability of $294,373 (2021 – gain of $507,446) ), the provision for the settlement agreement of $379,919 (2021 - $Nil), and finance costs of $52,097 (2021 - $137,884), offset by a gain on debt extinguishment of $71,131 (2021 – loss of $159,383), and foreign exchange gain of $1,236,484 (2021 – loss of $13,258). For the nine months ended September 30, 2022, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the period, the value of the derivative liability decreased as a result of the exercise of 2,000,000 of the underlying warrants, offset by the increase in the Company’s share price from $0.15 as at January 1, 2022 to $0.32 as at September 30, 2022.

Total Assets

As at September 30, 2022, total assets increased by $24,736,625 from $6,521,629 as at December 31, 2021 to $31,258,254 as at September 30, 2022. The increase in total assets was primarily a result of an increase in cash of $10,607,050 coupled by an increase in the Company’s prepaid expenses and oil and gas property. The increase in cash is primarily a result of aggregate proceeds received of approximately $18 million CAD in gross proceeds pursuant to private placements closed in March 2022 and aggregate proceeds received of approximately $22 million CAD in gross proceeds pursuant to a prospectus closed in June 2022. The increase in prepaid expenses relates to advances made for drilling work that is expected to commence in Q4 2022 and the increases in the oil and gas property reflect work performed in the Company’s SASB fields in Turkey.

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Total Non-current Liabilities

Total non-current liabilities as at September 30, 2022 decreased by $897,699 from $9,493,112 as at December 31, 2021 to $8,595,413 as at September 30, 2022. The decrease in total non-current financial liabilities was primarily a result of a $869,271 decrease in asset retirement obligation as a result of changes in estimates in risk free discount rate. This decrease was coupled by a decrease in derivative liabilities of $47,288 resulting from the change in functional currency from US dollars to Canadian dollars.

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	September 30, 2022 ($)	June 30, 2022 ($)	March 31, 2022 ($)	December 31, 2021 ($)
Revenue	1,077,770	1,497,973	1,013,625	863,703
Net Income (Loss)	(2,464,875)	46,246	(1,931,175)	76,656
Net Income (Loss) per share (basic and diluted)	(0.01)	0.00	(0.01)	0.00
Net and comprehensive income (Loss)	(4,096,807)	(820,751)	(1,789,064)	(104,740)

	2021
	September 30, 2021 ($	June 30, 2021 ($)	March 31, 2021 ($)	December 31, 2020 ($)
Revenue	879,207	1,013,255	944,562	811,193
Net Income (Loss)	5,447,192	1,912,161	(9,354,788)	(1,129,624)
Net Income (Loss) per share (basic and diluted)	0.04	0.01	(0.07)	(0.01)
Net and comprehensive income (Loss)	5,313,386	1,818,934	(9,437,405)	(1,077,756)

Summary of Results During Prior Eight Quarters

Net loss increased for the three months ended September 30, 2022 by $2,511,121 compared to the three months ended June 30, 2022 from a net income of $46,246 to a net loss of $2,464,875. The increase is primarily due to $1,410,291 in stock based compensation recognized in the three months ended September 30, 2022 as a result of the grant of options and accrual of RSUs compared to $Nil for the 3 months ended June 30, 2022. This is coupled with an increase of $551,797 in general and administrative expenses as a result of increased salaries and wages during the quarter, a decrease of $420,203 in revenue as a result of reduced gas production in the month of September, offset by significant fluctuations in foreign exchange rates resulting in a gain of $907,864 recognized for the three months ended September 30, 2022 compared to a gain of $449,745 in the three months ended June 30, 2022.

Net loss decreased for the three months ended June 30, 2022 by $1,977,421 compared to the three months ended March 31, 2022 from a net loss of $1,931,175 to a net income of $46,246. The decrease is primarily due to a loss from the change in fair value of derivative liabilities of $568,773 recognized for the three months ended March 31, 2022 compared to a gain of $207,604 from the change in fair value of derivative liabilities recognized for the three months ended June 30, 2022, representing a total change of $776,377. This is coupled with a change in accretion on the Company’s ARO of $366,751, from recognizing an expense of $224,828 for the three months ended March 31, 2022 to recognizing a recovery of $141,923 for the three months ended June 30, 2022 as a result of changes in the estimated risk-free interest rate. Foreign exchange rates also fluctuated such that a gain of $449,381 was recognized for the three months ended June 30, 2022 compared to a loss of $121,125 was recognized for the three months ended March 31, 2022. Revenues increased by $484,348 primarily as a result of fluctuating oil sales prices between Q1 2022 and Q2 2022.

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Net loss increased for the three months ended March 31, 2022 by $2,016,157 compared to the three months ended December 31, 2021 from a net income of $84,982 to a net loss of $1,931,175. The increase is primarily due to a gain from the change in fair value of derivative liabilities of $966,192 recognized for the three months ended December 31, 2021 and a loss of $568,773 from the change in fair value of derivative liabilities recognized for the three months ended March 31, 2022, representing a total change of $1,534,965. This is coupled with an increase of $403,874 in general and administrative expenses for the three months ended March 31, 2022 compared to the three months ended December 31, 2021. Revenues increased by $149,922 primarily as a result of fluctuating oil sales prices between Q4 2021 and Q1 2022.

Net income decreased for the three months ended December 31, 2021 by $5,279,906 compared to the three months ended September 30, 2021. This is mainly attributable to a decrease in the gain from the change in fair value of derivative liability of $5,239,722 from $6,205,914 for the three months ended September 30, 2021 to $966,192 for the three months ended December 31, 2021. This decrease is a result of the warrants underlying the derivative liability expiring during the three months ended September 30, 2021. Revenues stayed fairly consistent between Q3 and Q4, 2021 with a slight decrease of $15,504.

Net income increased for the three months ended September 30, 2021 by $3,532,545 compared to the three months ended June 30, 2021. This is mainly attributable to an increase in the gain from the change in fair value of derivative liability of $3,173,786 from $3,032,128 for the three months ended June 30, 2021 to $6,205,914 for the three months ended September 30, 2021. The increase is a result of the Company’s decreasing share price as at September 30, 2021 compared to June 30, 2021 which is used to re-value the derivative liability at period end. Revenues decreased by $134,048 primarily as a result of fluctuating oil sales prices between Q2 2021 and Q3 2021.

A net income of $1,832,343 was recorded for the three months ended June 30, 2021 compared to a net loss of $9,354,788 for the three months ended March 31, 2021, representing a change of $11,254,389. This is mainly attributable to an increase in the gain from the change in fair value of derivative liability of $11,762,724 from ($8,730,596) for the three months ended March 31, 2021 to $3,032,128 for the three months ended June 30, 2021. The increase is a result of the Company’s decreasing share price as at June 30, 2021 compared to March 31, 2021 which is used to re-value the derivative liability at period end. Revenues increased by $68,693 primarily as a result of fluctuating oil sales prices between Q1 2021 and Q2 2021.

Net loss increased for the three months ended March 31, 2021 by $8,225,164 compared to the three months ended December 31, 2020. This is mainly attributable to an increase in the loss from the change in fair value of derivative liability of $8,887,164 from ($156,568) for the three months ended December 31, 2020 to ($8,730,596) for the three months ended March 31, 2021. The increase is a result of the Company’s increasing share price as at March 31, 2021 compared to December 31, 2020 which is used to re-value the derivative liability at period end. Revenues increased by $133,369 primarily as a result of fluctuating oil sales prices between Q4 2020 and Q1 2021.

Net loss decreased for the three months ended December 31, 2020 by $53,751 compared to the three months ended September 30, 2020. This is mainly attributable to an increase in revenues of $317,584 as a result of increasing oil sales prices between Q3 and Q4 2020. This is offset by an increase in production costs of $201,354 and increase in stock based compensation of $76,177.

Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	September 30, 2022 (USD$)	December 31, 2021 (USD$)
Cash	11,634,040	1,026,990
Working capital	14,545,995	342,551
Total assets	31,258,254	6,521,629
Total liabilities	10,554,266	10,982,859
Stockholders’ equity (deficiency)	20,703,988	(4,461,230)

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During the nine months ended September 30, 2022, working capital increased to $14,545,995 from a working capital of $342,551 as at December 31, 2021. The $14,203,444 increase in working capital is attributable to an increase in cash of $10,607,050 primarily from the proceeds received for private placements completed in March and June 2022. Furthermore, with the increase in cash, the Company paid off current liabilities.

The Company is fully funded for its next 12 months of operations, which include its 7 well drilling program, as during the nine months ended September 30, 2022, the Company completed a private placement and prospectus for approximately $41.5M CAD (US$31M) in gross proceeds. The Company also intended to invest its cashflow from revenues generated by its 7 well drilling program into additional wells.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	September 30, 2022 ($USD)	September 30, 2021 ($USD)
Net cash provided by (used in):
Operating activities	(5,470,698)	(1,108,363)
Investing activities	(13,351,827)	(52,332)
Financing activities	28,610,599	2,369,025
Effect of exchange rate on cash and cash equivalents	818,976	54,526
Increase (decrease) in cash, cash equivalents, and restricted cash	10,607,050	1,262,856

Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $5,470,698, compared to $1,108,363 cash used in operating activities for nine months ended September 30, 2021. The current period loss of $4,349,804 was coupled with $3,709,547 in changes in working capital items and offset by $2,588,653 in net non-cash items for the nine months ended September 30, 2022. This compares to a loss of $1,995,435, coupled by $316,436 in changes in working capital items and offset by $1,203,508 in net non-cash items for the nine months ended September 30, 2021.

Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022 was $13,351,827, compared to $52,332 used for the nine months ended September 30, 2021. Oil and gas properties expenditures increased to $13,202,574 from $51,615 in the comparative period and property and equipment expenditures increased to $149,253 from $717 in the comparative period.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans from shareholders.

Net cash provided by financing activities for the nine months ended September 30, 2022 was $28,610,599, compared to $2,369,025 for the nine months ended September 30, 2021. Cash provided by financing activities in the current period was primarily related to $29,171,862 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments. In the comparative period cash from financing activities was primarily related to the issuance of common shares, partially offset by repayment of note payable.

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Future Operating Requirements

Based on our current plan of operations, which includes seven additional production wells, we estimate that we will have sufficient funds to cover our plan of operations over the next 12 months and that our cash on hand of $11,634,040 along with our revenue generated from initial wells in the SASB Development Program will be sufficient to fund our planned operations over the next 12 months.

Our current plan of operations is the continuation of drilling production wells at SASB to increase gas production. We expect to incur further capital expenditures in excess of $20 million within the next 12 months. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

Subsequent to the completion of the Initial Work Program, the Company plans to drill up to 10 additional wells over the next eight to 30 months using cashflow from operations generated by the first seven wells. Based on our 49% interest, we project that we will incur between $50 to $74 million in additional capital expenditures, which include a mixture of production and exploration wells. Based on our current cost, production estimates and forecasted commodity prices, we expect that cashflow generated from the Initial Work Program will be sufficient to cover all of the capital cost of the second phase of drilling as described within this paragraph.

As of September 30, 2022, the Company had unrestricted cash of US$11,634,040 and current liabilities of US $1,958,853 which it anticipates is sufficient to cover its plan of operations over the next 12 months

Transactions with Related Parties

At September 30, 2022, accounts payable and accrued liabilities included $113,223 (December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand. A breakdown of the amounts owing by related party as at September 30, 2022 as follows:

Name	Relationship	Amounts owing
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$(9,243)
Ozge Karalli	Chief Financial Officer (“CFO”)	$5,920
David M. Thompson	Director and former CFO	$95,509
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	$19,600
Barry Wood	Director	$1,437

During the nine months ended September 30, 2022, management fees, bonuses and salaries of $537,227 (2021 - $176,930), director fees of $54,000 (2021 - $42,000), and stock-based compensation of $1,163,647 (2021 - $Nil) were incurred to related parties. A breakdown of the fees incurred by related party during the nine months ended September 30, 2022 as follows:

Salary Bonuses & Management fees

Name	Relationship	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$266,475
Ozge Karalli	Chief Financial Officer (“CFO”)	$34,341
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	$153,411
David M. Thompson	Director and former CFO	$83,000

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Directors’ fees paid in cash

Name	Relationship	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$13,500
David M. Thompson	Director and former CFO	$13,500
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	$13,500
Barry Wood	Director	$13,500

Stock based Compensation

Name	Relationship	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$634,519
Ozge Karalli	Chief Financial Officer (“CFO”)	$117,392
David M. Thompson	Director and former CFO	$44,925
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	$369,102
Barry Wood	Director	$187,874

During the nine months ended September 30, 2022, the Company issued 2,000,000 (2021 - 1,416,667) units or units to the CEO (or related parties to the CEO) for the settlement of accounts payable owed to the CEO in the amount of $242,513 (2021 - $70,833), resulting in no gain or loss.

Pursuant to agreements between the four directors and the Company, each of the four directors shall be granted 200,000 fully vested RSUs upon each anniversary of the contract and three of the four directors shall be granted 250,000 fully vested RSUs upon successful spudding of the first well by the Company. For three of the four directors, the amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuance by the Company. As at September 30, 2022, each of the four directors is owed 200,000 RSUs pursuant to the contract and three of the four directors are owed 250,000 RSUs each for the successful spudding of the first well. For three of the four directors, an additional 291,947 RSUs are owed each, pursuant to the dilution clause. The value of these RSUs owing is calculated to be $608,546.

Pursuant to the CEO’s employment agreement certain bonuses, RSU’s and other compensation accrued upon certain events occurring. During the quarter, 100,000 RSUs were accrued as an annual grant; 750,000 RSU’s accrued based on the successful financing of the SASB Development Program; 250,000 RSU’s accrued upon the successful spudding of the first well of the SASB Development Program; and 146,406 RSU’s accrued pursuant to dilution provisions in the employment agreement.

As at September 30, 2022, an obligation to issue 1,246,406 RSU shares valued at $350,162 exists relating to the vesting of RSUs is owed to the CEO pursuant to the above.

On or about July 15,2022, the Company appointed a new Chief Financial Officer “CFO” and pursuant to the employment agreement with the Company, the CFO shall receive:

●	100,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the company’s phase A drilling program at the SASB gas field;
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field; and
●	A bonus of $25,000 cash upon the executive arranging a credit line for SASB of at least $5,000,000.

As at September 30, 2022, an obligation to issue shares of $5,739 exists relating to the vesting of RSUs owed to the CFO.

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On or about July 15,2022, the Company appointed a Chief Operating Officer “COO”, were pursuant to an employment agreement with the Company, the COO shall receive:

●	125,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the company’s phase A drilling program at the SASB gas field; and
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field;

As at September 30, 2022, an obligation to issue shares of $7,174 exists relating to the vesting of RSUs owed to the COO.

On August 18, 2022, the Company entered into a settlement agreement with the former CFO of the Company upon resignation, whereupon the Company will issue/pay:

●	325,000 common shares with a fair value of $94,300 (not issued as at September 30, 2022);
●	$210,000 in cash to be paid as follows:

○	$110,000 paid upon execution of the agreement (Paid);
○	$50,000 to be paid on or before January 31, 2023 (Unpaid);
○	$50,000 to be paid on or before March 31, 2023 (Unpaid);

●	200,000 RSUs with a fair value of $58,031 for services rendered as a director (not issued as at September 30, 2022);
●	75,000 RSUs with a fair value of $21,761 for services rendered as an audit committee member (Not issued as at September 30, 2022);

As at September 30, 2022, an obligation to issue shares of $174,093 exists relating to the common shares and RSUs owed to the former CFO.

Obligation to issue shares to Executives and Directors

Name	Relationship	Shares owing	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	1,988,354	$538,036
Ozge Karalli	Chief Financial Officer (“CFO”)	20,833	$5,739
David M. Thompson	Director and former CFO	800,000	$219,018
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	767,989	$195,048
Barry Wood	Director	741,948	$187,874

During the nine months ended September 30, 2022, the Company issued Nil (2021 - 5,146,667) common shares relating to the exercise of Nil (2021 – 4,476,667) warrants and Nil (2021 – 670,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 11 of the accompanying condensed consolidated interim financial statements. As at September 30, 2022, notes receivable included $450,325 (December 31, 2021 - $517,985) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature between one to two years from grant. A breakdown of the amounts owed by related party as at September 30, 2022 as follows:

Name	Relationship	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$417,182
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	$33,143

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Risk Management

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Foreign exchange risks are closely monitored, and attempts are made to match foreign cash inflows and outflows. As at September 30, 2022, the Company is primarily exposed to foreign exchange risk through its cash and cash equivalents denominated in Canadian dollars and Turkish Lira. The Company mitigates foreign exchange risk by monitoring foreign exchange rate trends and evaluating reinvestment opportunities when possible. The Company does not currently hedge its foreign exchange risk. Based on current exposures as at September 30, 2022 and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar or Turkish Lira against the United States dollar would result in a gain or loss of approximately $536,221 in the Company’s consolidated statements of loss and comprehensive loss, respectively

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and trade and other receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. The Company has determined that no allowance is required as all amounts outstanding are considered collectible. During the nine months ended September 30, 2022, the Company incurred $nil in bad debt expense (2021 - $nil).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s outstanding debt bears interest at fixed rates. As a result, at September 30, 2022, the Company is not exposed significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company addresses its liquidity by raising capital through the issuance of debt and equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

General risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

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Climate change risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with federal and/or provincial GHG emissions legislation. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Off-Balance Sheet Arrangements

During 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 373,854,474 were issued and outstanding as of September 30, 2022. As of the date of this MD&A, the total number of outstanding common shares was 377,684,474.

As at September 30, 2022, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.13	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
415,000	0.07	December 17, 2022	415,000
2,560,000	0.22	July 26, 2025	1,400,000
250,000	0.28	June 6, 2026	250,000
9,415,000			8,255,000

As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.13	September 19, 2024	3,800,000
340,000	0.06	July 31, 2025	340,000
415,000	0.07	December 17, 2022	415,000
2,560,000	0.22	July 26, 2025	1,400,000
250,000	0.28	June 6, 2026	250,000
9,115,000			7,955,000

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As at September 30, 2022, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
1,000,000	0.16 USD	November 21, 2022*
50,000	0.32 USD	June 6, 2023
1,962,999	0.07 USD	November 21, 2022*
1,200,000	0.09 USD	November 21, 2022*
358,080	0.08 USD	November 21, 2022*
660,000	0.10 USD	November 21, 2022*
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
36,268,450	0.36 USD	June 29, 2025
3,001,440	0.23 USD	June 29, 2025
625,000	0.36 USD	June 29, 2025
107,868,768

* The Company accelerated the noted warrants on October 20, 2022 pursuant to the terms of the warrant agreements such that the warrants expire if not exercised by November 21, 2022

As of the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
50,000	0.32 USD	June 6, 2023
21,705,438	0.33 USD	September 30, 2023
3,383,939	0.33 USD	March 15, 2024
2,954,545	0.33 USD	March 16, 2024
10,614,123	0.33 USD	March 17, 2024
21,331,754	0.33 USD	March 18, 2024
2,653,000	0.33 USD	March 24, 2024
36,268,450	0.36 USD	March 28, 2024
1,501,440	0.23 USD	June 29, 2025
1,375,000	0.36 USD	June 29, 2025
250,000	0.36 USD	November 2, 2025
102,087,689

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with IFRS. The consolidated interim financial statements for the nine months ended September 30, 2022 are the first that has been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

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We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

Transfer of control drives the presentation of transportation and gathering costs within the accompanying consolidated statements of loss and comprehensive loss. Transportation and gathering costs incurred prior to transfer of control are recorded within the general and administrative expense line item on the accompanying consolidated statements of loss and comprehensive loss, while transportation and gathering costs incurred subsequent to control transfer are recorded as a reduction to the related revenue.

A portion of the Company’s product sales are short-term in nature. For those contracts, the Company uses the practical expedient in IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) Paragraph 121 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Accounts Receivable

Accounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

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Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

Oil and gas properties

Oil and gas properties (“O&G”) include exploration and evaluation expenditures, development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and nonemployee directors.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to option reserve. Consideration paid to the company on exercise of options is credited to share capital and the associated amount in contributed surplus is reclassified to share capital.

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Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital.

Initial adoption of new accounting standards

The Company adopted IFRS for the first time effective for the nine months ended September 30, 2022, with a transition date on January 1, 2021. See Note 2(r) of the accompanying condensed consolidated interim financial statements for the nine months ended September 30, 2022 and 2021 for details on the adoption.

Subsequent Events

Subsequent to September 30, 2022, the Company issued 2,840,000 shares pursuant to the exercise of 2,840,000 warrants ranging from $0.10 - $0.31 CAD (USD$0.08 – $0.27) for gross proceeds of $405,400 CAD (USD$337,400).

Subsequent to September 30, 2022, the Company issued 1,500,000 shares and granted 750,000 warrants pursuant to the exercise of 1,500,000 broker warrant units at $0.31 CAD (USD$0.27) for gross proceeds of $465,000 CAD (USD$338,462).

Subsequent to September 30, 2022, the Company issued 300,000 shares pursuant to the exercise of 300,000 options at $0.08 CAD (approximately USD$0.06) for gross proceeds of $24,000 CAD (USD$18,000).

Subsequent to September 30, 2022, the Company issued 600,000 shares pursuant to the grant and immediate vesting of RSUs

Subsequent to September 30, 2022, the Company granted 250,000 broker warrants pursuant to the public offering completed in June 2022 of units of the Company at a price of $0.31 CAD per unit. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 for 36 months from the date of grant.

On October 21, 2022, the Company announced that it is electing to accelerate all Warrants issued during March 2021. The Warrants issued in March 2021 contain the following language: “In the event that company’s share prices close at a price of CAD $0.15 per share for a period of 10 consecutive trading days on the Canadian Security Exchange, the Company may accelerate the term of the March 2021 Warrants to a period of 30 days following notice by providing notice to the warrant holders in writing or by news release.” (“the Notice”) On November 21, 2022, a total of 12,442,663 warrants were accelerated pursuant to the Notice of which, 9,501,584 were exercised and 2,941,079 expired.

During November 2022, the Company commenced natural gas production from the South Akcakoca and Akcakoca-3 wells.

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